Filed pursuant to Rule 433(d)
Registration Statement No. 333-131369

The amount investors receive on the maturity date or upon early repurchase by the issuer will be based on the direction of and percentage change in the level of the underlying index, which is reduced by a per annum investor fee. Secondary market prices will also reflect the investment fee. The investor fee will depend on the nature of the underlying index and/or strategy. For more information, please refer to the prospectus for a particular ELEMENTS. ELEMENTS are not principal protected. Investors will receive a cash payment linked to the performance of the underlying index less the investor fee. The index may go up or down. Because the investor fee reduces the amount of return at maturity or upon repurchase, the underlying index must increase in order to receive at least the principal amount invested at maturity or upon repurchase by the issuer. .

their

Index mutual funds and ETFs are investment companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940. ELEMENTS are not required to be so registered. The 1940 Act regulates the organization of companies, including mutual funds, that engage primarily in investing, reinvesting, and trading in securities, and whose own securities are offered to the investing public. ELEMENTS, index mutual funds and ETFs are all registered under the Securities Act of 1933. 1 With short sales, an investor risks paying more for a security than received from its sale. 2 Upon weekly repurchase, the issuer will require investors to have a minimum number of units for repurchase and a repurchase fee may apply. Please consult your broker or financial advisor for more information.

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Like equities, ELEMENTS offer the liquidity provided by exchange listing. ELEMENTS also provide a liquidity-enhancing institutional-size repurchase feature during some or all of their term. Individual investors can choose to sell ELEMENTS in the secondary market at market prices during trading hours or hold ELEMENTS until maturity or repurchase by the issuer. Investors may offer their ELEMENTS for repurchase by the issuer on a weekly basis. The issuer will require investors to have a minimum number of units for repurchase and a repurchase fee may apply. Please consult a broker or financial advisor for more information. Investors will receive a cash payment based on the performance of the index, less an investor fee, at maturity or earlier repurchase by the issuer.

issuer’s

 Information on ELEMENTS Market (Trading) Prices: Information on market (trading) prices will be available thru customary news and financial information media sources. Bid and ask prices on ELEMENTS will be available on Bloomberg by typing a designated ELEMENTS ticker symbol which will be specific to each ELEMENTS, then <Equity>, then <Go>. Indicative Value: An indicative value for each ELEMENTS is a value similar to the net asset value (NAV) of a mutual fund, and will be available on Bloomberg by typing a designed ELEMENTS indicative value ticker symbol which will be specific to each ELEMENTS, then <Index>, then <Go>. Moreover, the closing daily indicative value for each outstanding ELEMENTS will be published on the relevant product section under ELEMENTS Products page. The value will be provided for reference purposes only. For more information please see the Indicative Value section of each ELEMENTS prospectus.

ELEMENTS do not offer principal protection. However, investors will receive the performance of the index to which the ELEMENTS are linked less the investor fee. The index may go up or down. Because the investor fee reduces the amount of return at maturity or upon repurchase, the underlying index must increase in order for an investor to receive at least the principal amount invested at maturity or upon repurchase by the issuer.

Yes, ELEMENTS are registered under the Securities Act of 1933. ELEMENTS are not required to be registered with the SEC under the Investment Company Act of 1940.

Information on ELEMENTS market (trading) prices will be available through customary news and financial information media sources. Information regarding ELEMENTS market (trading) prices can also be found on Bloomberg by typing the relevant ELEMENTS trading symbol, then <Equity>, then <Go>. Investors should contact their brokers or financial advisors to obtain bid and ask prices. their

ELEMENTS are exchange-traded notes brought to the market through partnerships among Index Providers , Investment Grade Issuers, Distributors and Securities Exchanges. Index Providers develop unique and robust total return market indices to be used in connection with ELEMENTS. Investors will get access to these indices via ELEMENTS, which are debt securities of a Investment Grade Issuers. Distributors bring ELEMENTS to brokerage firms, so individual investors can easily access ELEMENTS via a broker or financial advisor. All ELEMENTS will be listed on a U.S. Securities Exchange.

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3yr and 5yr represent annualized returns. Life represents total returns since the inception of the note. The performance quoted represents historical performance and is not an indication that the return on the ELEMENTS or the underlying index is more or less likely to increase or decrease at any time during the term of the ELEMENTS. There can be no assurance that the future performance of the ELEMENTS or the index will result in holders of the ELEMENTS receiving a positive return on their investment.